Via EDGAR

July 19, 2017

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Venator Materials PLC
Registration Statement on
Form S-1 File No.: 333-217753

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Venator Materials PLC (the “Company,” “we,” “us” or “our”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of its ordinary shares, par value $0.001 per share (the “Ordinary Shares”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of Ordinary Shares to be offered and the total number of Ordinary Shares to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-217753 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of July 19, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The selling stockholders named in the Registration Statement propose to price the Offering with a bona fide price range of $20.00 to $24.00 per Ordinary Share, with a midpoint of $22.00 per Ordinary Share. In the Offering, the selling stockholders propose to sell 22,700,000 Ordinary Shares. One of the selling stockholders proposes to grant the underwriters a 30-day option to purchase up to an aggregate of additional 3,405,000 Ordinary Shares to cover over-allotments, if any. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s, the selling stockholders’ and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing as Exhibit A its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein.

These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

[Signature page follows]

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

VENATOR MATERIALS PLC

By:	/s/ Russ R. Stolle
Name:	Russ R. Stolle
Title:	Senior Vice President, General Counsel and Chief Compliance Officer

Enclosures

cc:                                Simon Turner (Venator Materials PLC)
Alan Beck (Vinson & Elkins L.L.P.)
Sarah K. Morgan (Vinson & Elkins L.L.P.)

Exhibit A